MASTER ADMINISTRATION AGREEMENT

between

McCamish Systems, L.L.C.

and

Fidelity Investments Life Insurance Company

dated as of August 8, 2003

TABLE OF CONTENTS

SECTION 1	DEFINITIONS	1
1.01	Books and Records	1
1.02	Case	1
1.03	End User	2
1.04	Effective Date	2
1.05	Initial Term	2
1.06	Policy Administration Services	2
1.07	Policies	2
1.08	Products	2
1.09	Training	2
SECTION 2	TERM	2
SECTION 3	POLICY OR CONTRACT ADMINISTRATION	2
3.01	Administrative Services	3
3.02	Performance Criteria	3
3.03	Authorized Personnel	3
3.04	Records	3
SECTION 4	FEES AND EXPENSES	3
4.01	Administration Fees	3
4.02	Expenses	4
4.03	System Enhancements	5
4.04	Payment	5
SECTION 5	REPRESENTATIONS AND WARRANTIES OF MCCAMISH	5
SECTION 6	REPRESENTATIONS AND WARRANTIES OF COMPANY	7
SECTION 7	ADDITIONAL COVENANTS	8
7.01	Independent Contractor	8
7.02	Confidentiality and Disclosure	8
7.03	Indemnification	11
7.04	Dispute Resolution	13
7.05	Compliance	14
7.06	Actions	14
7.07	Records	15
7.08	Company Audits	15
7.09	Regulatory Audits	16
7.10	Security of Operations	16
7.11	Insurance Coverage	16
7.12	Regulatory Changes	16
7.13	Migration	17
7.14	Paramount Provision	17
SECTION 8	TERMINATION OF AGREEMENT	18
8.01	By Mutual Agreement	18
8.02	By Non-Renewal	18
8.03	For Cause	18
8.04	Change of Control	18
8.05	Contract Buyout Provision	19
SECTION 9	ASSIGNMENT	19
9.01	Assignment by Company	19
9.02	Assignment by McCamish	19
SECTION 10	MISSCELLANEOUS	19
10.01	Choice of Law and Jurisdiction	19
10.02	Notices	19
10.03	Entire Agreement	20
10.04	Binding Effect	20
10.05	Severability	21
10.06	No Third Party Beneficiaries	21
10.07	Headings	21
10.08	Counterparts	21
10.09	Waiver	21
10.10	Construction	21
10.11	Taxes	21
10.12	Software Escrow Agreement	21
10.13	Software License in Escrow	21
10.14	Force Majeure	22
SECTION 11	DATE/YEAR COMPLIANCE	22

TABLE OF EXHIBITS

A	Policy Administration Services
B	Not Applicable
C	Performance Criteria
D	Fee Schedule
E	Products
F	Schedule of Authorized Personnel
G	Insurance Coverage
H	Sample Software Escrow Agreement
I	Sample Software License Agreement
J	Nevada Addendum
K	License Agreement
L	Tennessee Addendum
M	Buy-Out Fees
N	Idaho Addendum
O	Florida Addendum
P	Montana Addendum
Q	Indiana Addendum

MASTER ADMINISTRATION AGREEMENT

This MASTER ADMINISTRATION AGREEMENT (this "Agreement") is made and entered into as of the eighth day of August, 2003, by and between McCamish Systems, L.L.C., a Georgia limited liability company, having its principal address and place of business at 6425 Powers Ferry Road, Third Floor, Atlanta, Georgia, 30339 (hereinafter referred to as "McCamish"); and Fidelity Investments Life Insurance Company and its affiliates having its principal place of business at 82 Devonshire Street, Boston, Massachusetts 02109 (hereinafter referred to as "Company").

W I T N E S S E T H:

WHEREAS, the parties hereto desire to enter into this Agreement to provide for the provision by McCamish, as an independent subcontractor, of insurance policy and annuity contract administration services to Company on the terms and conditions hereinafter set forth,

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

SECTION 1 DEFINITIONS.

As used in this Agreement, the following terms shall have the meaning set forth:

1.01 Books and Records. "Books and Records" means all books and records in the possession or control of McCamish that contain information related to the Policies (defined in Section 1.08 below) and Participants Policies (defined in Section 1.10 below), including without limitation, to the extent any of the following exist, (i) hard copy and microfiche records; (ii) all paper files; (iii) all electronic images: (iv) all computer data files; (v) all correspondence between McCamish and owners of Policies; (vi) administrative records; (vii) claim records; (viii) sales records; (ix) reinsurance records, (x) underwriting records and (xi) accounting records; provided, however, that Books and Records shall not include any of McCamish's internal documentation of its own programs, systems and procedures or any of McCamish's books and records which are not directly related to the Policies.

1.02 Case. "Case" means a group of Policies that have a common owner and payor, which have a common corporate objective.

1.03 End User. "End User" means a party for whom Company has agreed to provide Policy Administration Services which are the subject of this Agreement.

1.04 Effective Date. "Effective Date" means the date stated in the first paragraph of this Agreement.

1.05 Initial Term. "Initial Term" means the five (5) year period commencing on the day determined under Section 2 below and ending at 11:59 p.m. on the day prior to the fifth anniversary of such day.

1.06 Policy Administration Services. "Policy Administration Services" means the services set forth in Exhibit A attached hereto and designated as "Policy Administration Services".

1.07 Policies. "Policies" means, collectively, the insurance policies included within one of the Products and "Policy" means any one of the Policies.

1.08 Products. "Products" means the insurance products described in Exhibit E attached hereto and made a part hereof. A "Product" is limited to a single policy form of an insurance company. Exhibit E may be amended during the Term by mutual written agreement of the parties hereto.

1.09 Training. "Training" means any educational services related to the use, functionality and operation of the System or the procedures for remote access thereto that is provided by McCamish to employees of the Company.

SECTION 2 TERM.

This Agreement shall commence on the mutually agreed upon "ready-for business" date and shall continue in effect for the Initial Term; thereafter this Agreement shall continue in full force and effect from year to year until terminated as herein provided, each such additional year being an "Additional Term" of this Agreement. The Initial Term and any Additional Terms hereunder are herein collectively referred to as the "Term".

SECTION 3 POLICY OR CONTRACT ADMINISTRATION.

3.01 Administrative Services. During the Term, McCamish shall perform Policy Administration Services as set forth in Exhibit A.

3.02 Performance Criteria. The manner and method of performing Administration Services is set forth in Exhibit C.

3.03 Authorized Personnel. At any time McCamish may apply to a person indicated on the "Schedule of Authorized Personnel", attached hereto as Exhibit F, as a person authorized to give instructions under this section with respect to any matter arising in connection with this Agreement. The request for instructions, as well as instructions provided by "Authorized Personnel" must be in writing. McCamish shall not be liable for, and shall be indemnified and held harmless by Company against any loss, cost, damage or expense arising from, any action taken or omitted by McCamish to the extent McCamish can demonstrate that the action or omission was taken or omitted in good faith in reliance upon such instruction.

Company may at any time provide McCamish with written notice of any change of authority of persons authorized and enumerated in Exhibit F to provide McCamish with instructions or directions relating to services to be performed by McCamish under this Agreement.

3.04 Records. During the Term, McCamish shall keep true and correct Books and Records relating to the performance of all Administration Services hereunder. It is understood that Company is, at all times, the owner of Books and Records related to Company's policies including those Books and Records that have been created by McCamish under this Agreement. McCamish shall deliver the Books and Records and copies thereof to Company, if so requested by Company, within thirty (30) days of such request. It is acknowledged and agreed that any such Books and Records may be maintained on magnetic media, electronic media, microfiche, CD and other non-paper media except where paper records are required by State or Federal authorities or upon Company request.

SECTION 4 FEES AND EXPENSES.

4.01 Administration Fees.

(a) During the Initial Term of this Agreement, Company shall pay to McCamish, as compensation for all Administration Services rendered pursuant to this Agreement, the amounts set forth in Exhibit D. In no event, except as provided below, will the fees payable by Company to McCamish hereunder be less than the fees determined by the application of the Minimum Charges set forth in Exhibit D. The fees set forth on Exhibit D do not include any amounts for Training. Training will be provided by McCamish to Company's employees pursuant to an appropriate Work Order as set forth in the Consulting Services Agreement between Company and McCamish.

(b) For each Additional Term of this Agreement, Company shall pay to McCamish, as compensation for all Administration Services rendered pursuant to this Agreement, the greater of the sum of all accrued administrative charges set out in Exhibit D Part II or the monthly minimum charge set forth in Exhibit D Part I, in either case to be increased in an amount equal to the percentage increase in consumer price index as described below from the commencement of the last year of the Initial Term to the commencement of the first year of the Additional Term and for each year thereafter to be adjusted for the current inflation rate at the start of each year of the Additional Term. The current inflation rate shall be as determined by the U.S. Department of Labor, Bureau of Labor Statistics in CPI-All Urban Consumers, Metropolitan Atlanta Georgia, Area, Services (1982 to 1984 = 100), available at http://www.bls.gov/cpi/. Hourly rates for McCamish consulting personnel may increase from year to year. The increase in rates will be capped at a maximum of five (5) percent annually and the 2003 rates in Exhibit D will be considered base rates for this calculation.

4.02 Expenses. Company will promptly reimburse McCamish for all reasonable out-of-pocket expenses incurred by McCamish in the performance of this Agreement which have been pre-approved by Company. Company reserves the right to require a detailed accounting of out-of pocket expenses at any point during the Term of this Agreement. Out-of-pocket expenses include, but are not limited to the following:

(a) McCamish will bill directly to Company on a time and materials basis plus any actual out-of-pocket expenses for travel with the pre-approval of Company and in accordance with Company's Travel & Expense Policies and Procedures defined in Appendix A. When on site travel outside of Georgia is requested by Company, five (5) hours of travel time per person, per round trip may be billed at each person's standard billing rate.

(b) Postage, forms, mailings, stationery and shipping costs requested by Company.

(c) Charges for telephone line(s), long distance telephone calls and remote access dedicated to service of Company, Company customers, agents and brokers.

(d) Charges for the acquisition, installation and maintenance of any hardware, software and telecommunication lines required for remote system connectivity.

(e) Charges for supplies and maintenance of dedicated Company hardware and equipment including but not limited to printers, faxes, modems, etc.

(f) Charges for Company dedicated U.S. Post Office boxes.

(g) Monthly access charge of $150 for internet connection plus monthly per kilobyte charge for Company's actual band width usage based on Internet Service Provider's then current rates.

(h) Any one-time user fees incurred by McCamish pursuant to its license agreements with InSystems Technologies, Ltd. and Progress Software, Corp. used in connection with the System that are incurred as a result of the entering into of this agreement and the performance of the services contemplated hereunder, subject to pre-approval of Company and any existing agreements between Company and third party provider.

4.03 System Enhancements. Requests by Company for enhancements to systems or procedures for support of new products or new functional capabilities will be performed and billed by McCamish to Company pursuant to that certain Master Consulting Services Agreement dated November 27, 2002.

4.04 Payment. McCamish shall be compensated for all services performed within the scope of this Agreement at the prices or rates set forth in Exhibit D. The prices stated for services include all taxes, except that Fidelity shall pay any state and local sales or use tax imposed thereon. Fidelity shall not pay for any services outside the scope of this Agreement unless Fidelity has authorized in writing these additional services in advance. McCamish's invoices for services shall be due and payable thirty (30) days after receipt.

If, in reviewing an invoice, Fidelity in good faith believes there is a mistake with the invoice, it shall notify McCamish within ten (10) days of receipt of the invoice. Once Fidelity has so notified McCamish, its obligation to pay the disputed portion of the invoice shall be suspended. Within ten (10) days of receiving such a notice from Fidelity, McCamish shall respond to Fidelity's notice. Thereafter, the parties shall work together in good faith to resolve the issue. Upon resolution of the issue by the parties, Fidelity shall make any payment due on the invoice within ten (10) days after such resolution. Failure of Fidelity to fully pay any undisputed invoiced amount within sixty (60) days after the date of the invoice shall be deemed a material breach of this Agreement.

Any invoices that do not conform to this Agreement may be returned unpaid to McCamish until such time as the invoice is revised to conform to this Agreement and is resubmitted to Fidelity. The terms and conditions of this Agreement shall prevail over any additional or conflicting terms included on McCamish's acknowledgments, invoices, or other similar billing documents

SECTION 5 REPRESENTATIONS AND WARRANTIES OF MCCAMISH.

McCamish hereby represents and warrants to Company as follows:

(a) It is a limited liability company duly organized and existing and in good standing under the laws of the State of Georgia.

(b) It is empowered under applicable laws and by its articles of organization and operating agreement to enter into and perform the services contemplated in this Agreement.

(c) All requisite proceedings have been taken to authorize it to enter into and perform the services contemplated in, and execute and deliver, the Agreement.

(d) It has duly executed and delivered this Agreement and neither such execution and delivery nor the performance by it of any of its obligations under this Agreement will (i) violate any provision of its articles of association or operating agreement, (ii) result in a violation or breach of, or constitute a default or an event of default under, any indenture, mortgage, bond or other contract, license, agreement, permit, instrument or other commitment or obligation to which it is a party or (iii) violate any law, rule or regulation of any governmental body, writ, judgment, injunction or court decree (collectively, "Laws") applicable to it or its business.

(e) It has all licenses, permits, registrations and other governmental approvals necessary or advisable for the performance of its obligations under this Agreement.

(f) Its business operations have been conducted, are now, and will continue to be in compliance in all material respects with all Laws.

(g) In its reasonable business judgment, it has the facilities, equipment and personnel necessary to carry out its duties and obligations under this Agreement.

Notwithstanding the above warranties and representations, Company acknowledges that McCamish is not licensed to do business in any jurisdiction outside of the United States of America. If any of the Policies cover Participants resident outside of the United States at time of issue, or if any of the Polices or Products are licensed to be sold outside the United States, Company shall notify McCamish and shall provide McCamish with all information necessary for McCamish to comply with any statutes, rules or regulations of such foreign jurisdiction which may apply to McCamish. Company shall, at its expense, obtain for McCamish all foreign licenses, registrations or other authorizations necessary for McCamish to continue to provide the Administration Services for all of the Policies, Products and Participants as contemplated hereunder.

SECTION 6 REPRESENTATIONS AND WARRANTIES OF Company.

Company hereby represents and warrants to McCamish as follows:

(a) It is a registered stock company organized and existing and in good standing under the laws of the State of Utah.

(b) It is empowered under the applicable laws and regulations and by its governing documents to enter into and perform this Agreement.

(c) All requisite proceedings have been taken to authorize it to enter into and perform this Agreement, and when so executed and delivered, this Agreement will be the valid and binding obligation of Company enforceable in accordance with its terms.

(d) It has duly executed and delivered this Agreement and neither such execution and delivery nor the performance by it of any of its obligations under this Agreement will (i) violate any provision of its governing documents, (ii) result in a violation or breach of, or constitute a default or an event of default under, any indenture, mortgage, bond or other contract, license, agreement, permit, instrument or other commitment or obligation to which it is a party or (iii) violate any Law applicable to it or its business.

(e) It is not subject to any current or pending litigation which would impair its ability to carry out its responsibilities and obligations under this Agreement.

SECTION 7 ADDITIONAL COVENANTS.

7.01 Independent Contractor. It is understood and agreed that all Administration Services performed hereunder by McCamish shall be performed solely for Company by McCamish in the capacity of an independent sub-contractor of Company. Nothing contained herein shall be construed to create between McCamish and Company a partnership, joint venture, association or other legal entity or relationship other than that of independent sub-contractor.

7.02 Confidentiality and Disclosure.

(a) Each Party to this Agreement ("Disclosing Party") may disclose to the other party ("Recipient") certain proprietary and confidential information including, without limitation, policyholder information, procedures, Company customer lists, prospect lists, contracted broker and agent lists, and material related to policy design, pricing, filings, marketing and sales administration and systems information ("Information").

(b) Recipient agrees to maintain, during the Term and, with respect to the Information that is not a trade secret, for a period of three (3) years thereafter, the Information of the Disclosing Party in confidence using at least the same degree of care as it uses in maintaining as secret its own trade secret, confidential and proprietary information , but always at least a reasonable degree of care. Recipient agrees to maintain, during the Term and, with respect to Information that is a trade secret (as defined in the Georgia Trade Secrets Act of 1990), at all times thereafter so long as the Information remains a trade secret, the Information of the Disclosing Party in confidence using at least the same degree of care as it uses in maintaining as secret its own trade secret, confidential and proprietary information, but always at least a reasonable degree of care.

(c) Disclosing Party agrees that Recipient shall have no obligation under the provisions of this Section 7.02 with respect to any Information which:

1. is now or hereafter becomes publicly known other than through a breach hereof,

2. is known by Recipient prior to its receipt of the Information, without any obligation of confidentiality with respect thereto,

3. subject to paragraph (g) below, is disclosed with the Disclosing Party's written consent,

4. is disclosed by the Disclosing Party to a third party without the same or similar restrictions as set forth herein,

5. is required to be disclosed by Recipient by a court of competent jurisdiction, administrative agency or governmental body, or by law, rule or regulation, or by applicable regulatory or professional standards, or

6. is disclosed by Recipient in connection with any judicial or other legal proceeding involving the Agreement, or

7. subject to paragraph (g) below is not identified or marked as "Confidential and Proprietary" as provided in paragraph (a).

(d) Recipient shall use reasonable efforts to limit access to Information received from the Disclosing Party to only those personnel of Recipient who have need of such access for the performance of any obligation of Recipient under this Agreement and shall advise such employees of their obligations to keep such Information confidential. Recipient shall use its commercially reasonable efforts and take whatever steps are necessary to assure the integrity and security of all Information including, but not limited to, the Books and Records, disclosed or made available to it pursuant to this Agreement..

(e) Recipient shall use information only for purposes of fulfilling its obligations under the Agreement.

(f) Except as expressly provided in the Agreement, Disclosing Party grants no license, right or interest to Recipient under any copyrights, patents, trademarks, trade secrets or other property rights of Disclosing Party by reason of the disclosure of the Information.

(g) Each party acknowledges that some Information may, under applicable law, be deemed to be confidential information of third parties (such as natural persons whose lives are insured under a Policy) and agrees to preserve the confidentiality of all Information, which under applicable Law must be treated as confidential.

(h) McCamish shall not in any manner disclose, advertise or publish the fact that McCamish has furnished or contracted to furnish Company the products and/or services described in this Agreement. Notwithstanding the foregoing, McCamish may include Company in its customer list so long as Company's name is not the only one mentioned and is not given any special prominence among the other names mentioned.

The parties each agree that breach of Section 7.02 could result in irreparable injury for which monetary damages may be an inadequate remedy, and that the appropriate party shall be entitled to enforce the provisions of this section by obtaining an injunction or an order for specific performance. The terms and conditions of this Section 7.02 shall survive the termination of this Agreement.

Both parties shall maintain as confidential and shall not disclose (except for those employees, attorneys, accountants and other advisors of the recipient and its affiliates who need to know such information in connection with the recipient's performance of its obligations under the Agreement, and have in turn been advised of the confidentiality obligation hereunder), copy, or use for purposes other than the performance of this Agreement, any information which relates to the other party's or their customer's business affairs, trade secrets, technology, research and development, or the terms of this Agreement ("Confidential Information") and each agrees to protect that Confidential Information with the same degree of care a prudent person would exercise to protect its own confidential information and to prevent the unauthorized, negligent, or inadvertent use, disclosure, or publication thereof. Breach of confidentiality may cause irreparable damage and therefore, in addition to all other remedies available at law or in equity, the injured party shall have the right to seek equitable and injunctive relief, and to recover the amount of damages (including reasonable attorneys' fees and expenses) incurred in connection with such unauthorized use. The recipient shall be liable under this Agreement to the disclosing party for any use or disclosure in violation of this Section by it or its affiliates' employees, attorneys, accountants or other advisors.

Subject to applicable consumer privacy laws and regulations, the parties shall have no obligation under this Agreement with respect to any information that is: (a) already known by the receiving party at the time of the disclosure; (b) publicly known at the time of the disclosure or becomes publicly known through no wrongful act of the receiving party; (c) subsequently disclosed on a non-confidential basis by a third party not having a confidential relationship with the disclosing party and which third party rightfully acquired such information; (d) independently developed by the receiving party; (e) communicated to a third party with the express written consent of the disclosing party; or (f) required to be disclosed to any governmental agency or is required by any subpoena, summons, order or other judicial process, provided however that the receiving party shall give at least fourteen days written notice to the other party prior to disclosing such information.

McCamish acknowledges that as a financial institution Fidelity may be subject to certain laws and regulations regarding the privacy and protection of consumer information, and that any receipt or use of personal information by McCamish may also be subject to compliance with such laws and regulations. McCamish agrees that any personally identifiable information or data concerning or relating to Fidelity's customers or prospective customers, or any such information or data that McCamish collects or derives from interactions with Fidelity or its customers or prospective customers ("Personal Information"), shall be treated as Fidelity Confidential Information hereunder and shall be used solely for the purpose of carrying out the services described under this Agreement. McCamish also agrees to treat such Personal Information in accordance with Fidelity's published privacy policy, a copy of which is attached hereto and incorporated herein.

In no event shall any such Personal Information be used by McCamish for any other purpose whatsoever (including, without limitation, the marketing of McCamish's other products or services), and McCamish is expressly prohibited from contacting or marketing to Fidelity customers or prospects through any means for any other purpose. McCamish agrees that such Personal Information shall not be given, bartered, sold, traded, transferred or exchanged in any way to other companies or entities for any uses; and if this were to occur it would cause irreparable harm to Fidelity.

Should McCamish wish to share any such Personal Information with an affiliate or a third party for the purpose of carrying out the services described under this Agreement, McCamish shall (a) obtain the advance written approval of Fidelity, and (b) obtain the agreement of any such affiliate or third party not to re-disclose the Personal Information or to use the Personal Information other than as set forth above in this Section.

Subject to applicable record retention laws and regulations promulgated by state insurance licensing authorities, McCamish shall, upon termination or expiration of this Agreement, or upon demand by Fidelity, whichever is earlier, promptly return to Fidelity or destroy any and all Fidelity Confidential Information (including Personal Information) together with any copies or reproductions thereof and destroy all related data in its computer and other electronic files. McCamish shall at such time provide Fidelity with a certificate signed by an officer of McCamish certifying that all such Fidelity Confidential Information has been returned to Fidelity or destroyed. McCamish agrees to ensure that all Fidelity data will be erased from all forms of magnetic and electronic media using a method which ensures that it cannot be recovered. McCamish shall state in writing the method of data destruction and the date completed

The provisions of this Section shall survive the termination or expiration of this Agreement.

7.03 Indemnification. Each party to this Agreement shall indemnify and hold harmless the other party and its officers, directors, partners, principals, independent contractors, employees, member firms, subcontractors and affiliates and their respective personnel from and against any and all liabilities, losses, damages, costs, expenses (including, without limitation, reasonable attorneys' fees and court costs), interest, penalties or other loss directly or indirectly arising out of, in connection with or with respect to any breach of this Agreement, any Extraordinary Event with respect to a party or any fraudulent, criminal, negligent and/or bad faith acts or omissions by such party or its officers, directors, partners, principals, independent contractors, employees, member firms, subcontractors and affiliates and their respective personnel under this Agreement.

If a party is named in any lawsuit or other proceeding for which such party believes it may be entitled to indemnification hereunder (other than any action or proceeding described in Section 7.06), such party shall promptly give notice thereof to the other party, such notice to include a description in reasonable detail of such lawsuit or proceeding and the basis for such party's belief that it may be entitled to indemnification hereunder. The party being indemnified shall not settle any such lawsuit or proceeding without the written consent of the indemnifying party. The party being indemnified shall have the right, but not the obligation, to participate in such defense and to review all documents prepared in connection therewith. Notwithstanding the above, no person shall be entitled to indemnification if the liabilities, losses, damages, costs, expenses, interest, penalties or other losses are due to the willful misfeasance, bad faith, or negligence of the person seeking indemnification. The parties shall cooperate in all reasonable respects with each other in defending such lawsuit or proceeding. McCamish agrees not to settle any such lawsuit or proceeding without the written consent of Company.

An "Extraordinary Event" shall mean any non-recurring or non-routine investigation by any federal or state regulatory agency, revenue service or investigative body which has as its focus a party hereto, the Products or Policies or any Participant or any legal action described in Section 7.06. In the case of an Extraordinary Event of Company or any of its Products, Policies or Participants, the rights of indemnification hereunder shall apply with respect to McCamish. In the case of an Extraordinary Event of McCamish or any of its administrative processes with respect to the Plans, Products, Policies or Participants, the rights of indemnification hereunder shall apply with respect to Company.

The parties acknowledge that certain trading gains or losses may be realized as a result of various factors, many of which are outside the control of either party("Breakage"). The parties further acknowledge that a certain level of Breakage is accepted in the industry as a cost of doing business; it being acknowledged that no entity or system is mistake free with respect to the processing of a large volume of transactions. It is the intention of the parties that, anything in this Agreement to the contrary notwithstanding, McCamish shall have no liability whatsoever for trading or investment losses incurred with respect to any Policy as a result of its failure or inability to accurately or timely transmit information or otherwise perform the Administration Services contemplated hereunder if such failure or inability does not rise to the level of negligence.

Notwithstanding the limitations set forth in the preceding paragraph, where McCamish does not meet agreed upon monthly service standards in any month, and the failure to meet such service standards results in a measurable trading loss to Company (net of any gains) for such month, at Company's request, McCamish shall decrease its next applicable monthly administration fee. Any such decrease shall be based on a percentage of the applicable monthly fee which corresponds to the percentage McCamish is below the agreed upon monthly service standard. For example, if agreed upon monthly service standard is 98% and actual service standard equals 96% in a given month, and where missing the standard by 2% has created a measurable trading loss for Company for that month, McCamish will decrease its next applicable monthly administration fee by 2%, so long as such decrease does not exceed the amount of the actual trading loss incurred for the month due solely to McCamish's failure to meet the monthly service standards. Any such fee adjustment for any particular month is subject to a maximum of 25% of the applicable monthly fee without carryover. Company agrees to consider historical performance metrics before requesting any fee reduction.

Notwithstanding the above and in addition to the remedy provided for failure to meet service level standards, to the extent that trading or investment losses arise from the negligent performance by McCamish of its duties hereunder, Company shall be entitled to seek damages from McCamish for its measurable trading losses arising from such negligent conduct.

The terms and conditions of this Section 7.03 shall survive the termination of this Agreement.

7.04 Dispute Resolution. .

(a) In the event of a dispute (a "Dispute") between the parties arising out of or relating to this Agreement, the parties shall meet and attempt in good faith to resolve the Dispute. All Disputes shall initially be handled by the highest ranking representative of each party who is familiar with the transactions described herein, and if a resolution cannot be reached within five (5) days, the dispute shall be presented to a Senior Vice President of Fidelity Investments Life Insurance Company and the President and CEO of McCamish Systems, L.L.C. If no resolution is reached, then, any party hereto may, by notice to the other parties hereto (the "Mediation Notice"), require such dispute or difference to be submitted to non-binding mediation. The mediation will take place in Boston, Massachusetts if McCamish has initiated the mediation and will take place in Atlanta, Georgia if Fidelity has initiated the mediation with a mediator acceptable to both parties hereto. If such mediation shall not have resulted in a settlement of the dispute within sixty (60) days from the date of the Mediation Notice, any party hereto may require such matter to be submitted to binding arbitration. The arbitrator or arbitrators shall be selected by agreement of the parties or, if they cannot agree on an arbitrator or arbitrators within thirty (30) days after the notice of such party's desire to have the question settled by arbitration, then the arbitrator or arbitrators shall be selected by the American Arbitration Association (the "AAA"). The arbitration will take place in Boston, Massachusetts if McCamish has initiated the arbitration and will take place in Atlanta, Georgia if Fidelity has initiated the arbitration. The determination reached in such arbitration shall be final and binding on all parties hereto without any right of appeal or further dispute. Execution of the determination by such arbitrator may be sought in the court of competent jurisdiction. The arbitrators shall not be bound by judicial formalities and may abstain from following the strict rules of evidence. Unless otherwise agreed by the parties, any such arbitration shall be conducted in accordance with the rules of the AAA for complex disputes. In the event of any litigation or arbitration as provided under this Agreement, or the enforcement of rights hereunder, each party shall bear his or its own costs and expense relating to such litigation or arbitration, including reasonable attorney's fees and expenses. Nothing contained herein shall, however, prevent either party from seeking injunctive or other equitable relief in a court of competent jurisdiction for breaches of the obligations set forth in the Proprietary, Confidentiality and Trade Secrets Section hereof.

(b) Costs and Attorneys Fees. If any party fails to proceed with mediation or arbitration as provided herein or unsuccessfully seeks to stay such mediation or arbitration, or fails to comply with any arbitration award, the other party shall be entitled to be awarded costs, including reasonable attorneys' fees, paid or incurred by such other party in successfully compelling such mediation or arbitration or defending against the attempt to stay, vacate or modify such mediation or arbitration award and/or successfully defending or enforcing the award. Otherwise, each party shall be responsible for the payment of its own costs and expenses incurred by reason of any mediation or arbitration procedure maintained hereunder.

The terms and conditions of this SECTION 7.04 shall survive the termination or expiration of this Agreement.

7.05 Compliance. McCamish shall provide staff with the skills necessary to perform the Administrative Services, as determined by McCamish using its reasonable business judgment. McCamish shall obtain and maintain for itself, all licenses necessary for performance under this Agreement.

7.06 Actions.

(a) Each party to this Agreement (the "Notifying Party") shall promptly notify the other party of any threatened or pending lawsuit or governmental or regulatory agency inquiry or complaint relating to Policies of which the Notifying Party has actual knowledge and shall promptly transmit to such other party a copy of any applicable service of process or other instrument related to a court proceeding or any correspondence or other document transmitted to or from any governmental or regulatory agency relating to the Policies which shall be actually received by the Notifying Party.

(b) McCamish shall make no response to any governmental or regulatory agency's inquiry or complaint relating to Policies without first obtaining Company's approval and consent to the response to such inquiry or complaint; provided, however, that if Company fails to give its approval or consent or delays its approval or consent after being notified of any such inquiry or complaint by McCamish and such failure or delay would subject McCamish to any fine, penalty, liability or sanction, then McCamish may make a response.

(c) Company reserves the right to control the defense of any litigation, threatened or pending, by or against it, or to respond on its own behalf to any governmental or regulatory agency's inquiry or complaint; provided, however, that if Company shall exercise this right in such a manner as shall subject McCamish to any fine, penalty, liability or sanction for failure to follow procedure, or otherwise in a manner which, in the reasonable opinion of McCamish or its legal counsel may have a material adverse effect on McCamish, then McCamish shall have the right to defend itself with counsel of its choice at its own expense.

(d) McCamish reserves the right to control the defense of any litigation, threatened or pending, by or against it, or, subject to subsection (b) above, to respond on its own behalf to any governmental or regulatory agency's inquiry or complaint; provided, however, that if McCamish shall exercise this right in such a manner as shall subject Company to any fine, penalty, liability or sanction for failure to follow procedure, or otherwise in a manner which, in the reasonable opinion of Company or its legal counsel may have a material adverse effect on Company, then Company shall have the right to defend itself with counsel of its choice at its own expense.

(e) The parties shall cooperate with each other in responding to or defending any such lawsuit, threat, demand, inquiry, complaint, administrative or regulatory investigation or proceeding.

7.07 Records. Each party to this Agreement shall maintain its Books and Records with respect to business produced under this Agreement for such period of time as may be required by law. It is acknowledged and agreed that any such books and records may be maintained on magnetic media, electronic media, microfiche or other non-paper media as allowed by State and Federal regulators and in paper form as required by these regulators or upon request of Company.

7.08 Company Audits. During the Term of this Agreement, Company and its agents have the right to perform an annual audit of McCamish under the terms described below, each year upon five (5) business days notice. McCamish shall provide full access to all of the Books and Records and full access to such of its systems, operations, procedures, personnel, and manuals that relate specifically to the services provided under this Agreement so that Company and its agents may perform such audits. McCamish may request that any agents of Company execute a confidentiality agreement as a condition to such audit. Each notice shall state with specificity the agenda for the visit and the goals to be accomplished. McCamish shall only be required to provide such items and assistance as shall be consistent with the agenda set forth in the notice. Should Company request an audit more frequently than annually, McCamish may charge Company for the time and materials used by McCamish for such additional audits at McCamish's then-current rates.

7.09 Regulatory Audits. McCamish shall make available to representatives of the appropriate regulatory agencies, including the Securities and Exchange Commission, all requested Books and Records and access to its operating procedures

7.10 Security of Operations. McCamish shall maintain such off-site backup of its systems, procedures, and Books and Records as Company may reasonably request. McCamish shall maintain at all times during the Term a disaster recovery capability materially consistent with that plan shared with and approved by the Company and attached to this agreement.

7.11 Insurance Coverage. McCamish shall use its reasonable efforts to continue in effect the insurance coverages described in Exhibit G attached hereto provided that such coverage is available from a domestic insurance carrier at a reasonable cost to McCamish. McCamish shall not voluntarily cause any termination, reduction, or alteration of these coverages without thirty (30) days prior written notice to Company. McCamish will provide immediate notification to Company in the event that coverage is terminated, reduced, or materially altered by the insurer.

7.12 Regulatory Changes. During the Term, McCamish will make, in a timely manner, all modifications to the System that are required to conform to, and comply with, changes in any Law(s) that affect the Policies or the Administration Services to be performed pursuant to this Agreement, on the following basis: Any changes in any Laws(s) that affect the Policies or McCamish's performance of the Administration Services will be implemented by McCamish after receiving written concurrence of Company. Company shall give its written concurrence in a timely manner or shall specify any custom modifications it desires sufficiently in advance of the date by which such regulatory changes take effect so that McCamish is not prevented from performing the Administration Services in compliance with any such changes. Company shall indemnify McCamish for any damage it may incur as a result of Company's delays in granting consent to the implementation of a required regulatory change. Any modification(s) to the System that are generally provided to other customers of McCamish shall be implemented at no additional cost to Company. If Company requests changes or modifications beyond those generally provided by McCamish to all of its other customers, such changes or modifications shall be implemented pursuant to a Work Order pursuant to the Consulting Services Agreement.

7.13 Migration. During the Term, McCamish may make modifications, improvements, enhancements, additions, updates or corrections to its base computer software System used in performing the Administration Services (collectively, the "Updates"). Whenever McCamish releases Updates to the System which are generally applicable to all of its customers for whom it is using the System for administration services, then McCamish shall make the same available for use in the performance of the Administration Services for Company, at no additional charge; provided, however, that, prior to implementation, such Updates will be customized, if necessary, to reflect, and be incorporated into, any customized modules used in connection with Administration Services performed for Company and that such customized modules will not be rendered inoperative by functionality contained in McCamish Updates. Such customization will be billed to Company at McCamish's hourly rates as specified in the Master Consulting Services Agreement, and will be subject to a Work Order and all other procedures outlined in the Master Consulting Services Agreement previously entered into by the parties hereto. Company acknowledges that should it fail or refuse to authorize McCamish to implement each such Update so that the version of the System being used to perform the Administration Services for Company is not the latest release thereof, then McCamish shall be entitled to implement an increase in the Administration Fees payable hereunder to offset the additional cost it will incur as a result of Company's failure or refusal to accept any Update. Should Company disagree with any proposed increase in the Administration Fee as proposed hereunder, such disagreement shall be submitted to arbitration pursuant to Section 7.04 hereof. Once finally determined, such increase in the Administration Fee, if any, shall be retroactive to the effective date of the proposed increase by McCamish.

7.14 Paramount Provision. Company acknowledges that McCamish may be considered a third party administrator with respect to the Policy Administration Services contemplated hereunder as such term is defined in various statutes and regulations enacted in different states of the United States (collectively, the "TPA Rules"). Company agrees that the terms and conditions set forth in this Agreement shall be subject to, and modified by, any of the TPA Rules which may apply to McCamish or Company with respect to the Policies subject to this Agreement. If any such TPA Rules are in conflict with any provision of this Agreement, this Agreement shall be modified to comply with the TPA Rules to the extent applicable. If the TPA Rules require the inclusion of language regarding an issue covered in the TPA rules which is not so covered in this Agreement, Company agrees to amend this Agreement to include such language. In the event of any such changes, the parties shall negotiate in good faith to minimize any adverse effect of such change on either party hereto. To that end, attached hereto as Exhibits J, L, N, O, P and Q are various addenda setting forth the TPA Rules applicable with respect to each of the States of Nevada, Tennessee, Idaho, Florida, Montana and Indiana, respectively. Such addenda are incorporated herein and shall be a part hereof and shall be implemented hereunder to the extent applicable. If required by any addenda, the parties agree to execute one or more counterparts thereof.

SECTION 8 TERMINATION OF AGREEMENT.

8.01 By Mutual Agreement. This Agreement may be terminated or amended by mutual written agreement of the parties at any time.

8.02 By Non-Renewal. At least one hundred and eighty (180) days prior to the end of the Initial Term and any Additional Term hereof, either party may give the other notice if the party delivering such notice desires to change any term of the Agreement. If McCamish and Company do not agree in writing with respect to the matters described in such notice before the end of the Term during which McCamish gives such notice, this Agreement shall terminate at the end of such Term.

8.03 For Cause. If either of the parties hereto shall materially breach this Agreement or be materially in default hereunder (the Defaulting Party), the other party hereto may give written notice thereof to the Defaulting Party and if such default or breach shall not have been remedied within thirty (30) days after such written notice is given, then the party giving such written notice may terminate this Agreement by giving thirty (30) days written notice of such termination to the Defaulting Party. Termination of this Agreement by default or breach by a party shall not constitute a waiver of any rights of the other party in reference to services performed prior to such termination, rights to be reimbursed for out-of-pocket expenditures or any other rights such other party might have under this Agreement at law, in equity or otherwise.

8.4 Change of Control. McCamish acknowledges that should it experience a change in control such that the persons or entities who have voting control over McCamish or its business are "competitors" (as defined below) of Company, that Company has concerns over the protection of its confidential information from such competitor. Therefore, in such event, Company shall have the option to terminate this Agreement within 30 days of notice of any such impending change in control. For purposes of this Section, a person or entity shall be considered a "competitor" of Company if such person or entity is a financial services provider, an employee benefits provider and/or engages, directly or through one or more controlled entities, in the regular and continuous marketing and sale of life insurance and related products to individuals or entities. The parties agree that a "competitor" shall not include any competitor of McCamish, any venture capital firm, any investment banking firm, or any life insurance producer group.

8.5 Contract Buyout Provision. Company may choose to terminate the Agreement prior to conclusion of the Initial Term by paying to McCamish a buyout fee as specified in Exhibit M. Company may elect, in conjunction with the buyout, to license VPAS Software for its own use under terms and costs in Exhibits K and M.

SECTION 9 ASSIGNMENT.

9.01 Assignment by Company. Company shall not, directly or indirectly, in whole or in part, assign any of its rights or obligations hereunder without the prior written consent of McCamish, which consent shall not be unreasonably withheld.

9.02 Assignment by McCamish. McCamish shall not directly or indirectly, in whole or in part, delegate its duties or assign its rights under this Agreement without the prior written consent of Company, which consent shall not be unreasonably withheld or delayed; provided, however, any duties or rights of McCamish under this Agreement may be assigned to, and assumed by, any person or entity controlled by, controlling or under common control with McCamish or any successor to all or substantially all of the business or assets of McCamish, except a Competitor of Company (as defined in Section 8.04), without the consent of Company.

SECTION 10 MISCELLANEOUS.

10.01 Choice of Law and Jurisdiction. The parties agree that in all cases where a party may seek relief in connection with this Agreement in a court of competent jurisdiction, the exclusive forums shall be the state and federal courts having jurisdiction and venue in the Commonwealth of Massachusetts if McCamish is the party seeking such relief and Fulton County, Georgia if Fidelity is the party seeking such relief. For this purpose, each party expressly consents to and subjects itself to the exercise of personal jurisdiction in and by such courts.

This Agreement shall be governed by and construed in all respects in accordance with the laws of the Commonwealth of Massachusetts or the State of Georgia, as the case may be, depending on the situs of the action as provided above, without giving effect to the principles of conflicts of laws thereof..

10.02 Notices. Any notice, consent, approval or other communication required or permitted hereunder shall be in writing and shall be delivered personally, or sent by facsimile transmission, overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, and addressed as follows:

(a) If to McCamish:

McCamish Systems, L.L.C.

6425 Powers Ferry Road

Third Floor

Atlanta, GA 30339

Attention: President

Facsimile Number: (770) 690-1800

(b) If to Company:

Fidelity Investments Life Insurance Company

82 Devonshire Street MZ F5A

Boston, MA 02109

Attention: President

Facsimile Number: (617) 385-2285

Any such notice shall be deemed given when so delivered (in the case of personal delivery or overnight courier service) or sent by facsimile transmission or, if mailed, upon receipt as evidenced by the return receipt. If the address of any party hereunto is changed, written notice of such change shall be given to the other party, in accordance with this Section, and said new address shall be used for purposes of this Agreement.

10.03 Entire Agreement. This Agreement, the Exhibits which are attached hereto and made a part hereof, and the documents executed pursuant hereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and no representation, warranty, covenant or agreement not embodied herein or therein, oral or otherwise, shall be of any force or effect whatsoever with respect to the subject matter hereof or thereof. Further, no change, amendment or modification of this Agreement shall be effective unless in writing and signed by both parties hereto.

10.04 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.05 Severability. In the event any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement.

10.06 No Third Party Beneficiaries. Nothing in this Agreement is intended or shall be construed to give any person, other than the parties hereto, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

10.07 Headings. The Section headings of this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

10.08 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which will constitute one and the same document.

10.09 Waiver. The waiver or failure of either party to exercise any right in any respect provided for herein shall not be deemed a waiver of any right hereunder.

10.10 Construction. All parties hereto have participated, directly or indirectly, in the negotiations and preparation of this Agreement. In no event shall this Agreement be construed more or less stringently against any party hereto by reason of either party being construed as the principal drafting party hereto.

10.11 Taxes. All sales, use, excise or other similar taxes or duties which may be or become payable on account of goods or services provided hereunder shall be payable by Company to McCamish Systems upon the receipt by Company of McCamish Systems' invoice. In lieu of paying such taxes, Company may provide McCamish Systems with a tax exemption certificate acceptable in form and substance to the appropriate taxing authorities.

10.12 Software Escrow Agreement. As soon as is practicable after the execution of this Agreement, (i) the parties hereto shall execute and deliver an Escrow Agreement substantially in the form of Exhibit H attached hereto and made a part hereof (the "Escrow Agreement").

10.13 Software License in Escrow As soon as is practicable after execution of the Escrow Agreement, the parties hereto shall execute and deliver to the Escrow Agent, to be held in accordance with the terms and conditions of the Escrow Agreement, a License Agreement substantially in the form of Exhibit I attached hereto and made a part hereof (the "License Agreement").

10.14 Force Majeure It is expressly agreed that neither party shall be liable for any damages or delays or failure in performance under this Agreement caused by acts or conditions beyond its reasonable control or without either party 's fault or negligence. Such acts or causes shall include, but not be limited to, acts of God, labor difficulties; war; accidents; fires; inability despite due diligence to obtain required licenses; either party failure to furnish necessary information, failure or delays in transportation and communication; failure to act or delays caused by governmental authorities and delays in obtaining the governmental approvals for visas or similar conditions; provided however, the party experiencing the Force Majeure shall exercise due diligence in endeavoring to overcome any Force Majeure impediments to its performance, that the disaster recovery plan described in Section 7.10 has been fully implemented, and shall provide prompt notice to the other party of the Force Majeure.

SECTION 11 DATE/YEAR COMPLIANCE. .

McCamish hereby represents and warrants that the VPAS® Life Administration System software is Date/Year Compliant. For these purposes, Date/Year Compliant is defined to mean that this software:

(a) uses date data century recognition, and as appropriate, same century and multi-century formulas and date values in each instance for all calculations for which a date is used;

(b) will not abnormally end or provide invalid or incorrect results as a result of date data, specifically including date data which represents or references different centuries or more than one century; and otherwise conforms with the current industry standards in order that it will fully perform without any errors or other problems due to the year being greater than 1999;

(c) will correctly manage and manipulate data involving dates, including, but not limited to: single-century formulas and multi-century formulas, century recognition and calculations that accommodate same century and multi-century formulas, comparing and sequencing, and leap year calculations; and will operate without any time or Date/Year related defects or abnormalities; and

(d) to the extent that the software will accept data from other systems and sources that are not Date/Year Compliant, the software will properly recognize, calculate, sort, store output, and otherwise process such data in a manner that eliminates any century ambiguity so that the software remains Date/Year Compliant.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their duly authorized partners and officers, all as of the date first above written.

McCamish Systems, L.L.C.		Fidelity Investments Life Insurance Company
By:___________________________		By:________________________________

J. Gordon Beckham, Jr.	Name:	Melanie Calzetti-Spahr
President and Chief Executive Officer		Title:	President